EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 26, 2010, with respect to the consolidated balance sheets of Entertainment Properties Trust and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

/S/ KPMG LLP

Kansas City, Missouri

March 16, 2010